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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                       HUNGARIAN TELEPHONE AND CABLE CORP.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                   4455421030
                                 (CUSIP Number)

L. Russell Mitten II                                with a copy to:
General Counsel                                     Stephen A. Bouchard
CITIZENS UTILITIES COMPANY                          FLEISCHMAN AND WALSH, L.L.P.
High Ridge Park                                     1400 Sixteenth Street, N.W.
Stamford, Connecticut  06905                        Washington, D.C.  20036
(203) 329-8800                                      (202) 939-7900
                   (Name, Address and Telephone No. of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 18, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. see Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 23 pages

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                                                          Page 2 of 23 Pages


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

           CITIZENS UTILITIES COMPANY                     06-0619596

2.       Check the Appropriate Box If A Member Of A Group*       (a)      [ ]
                                                                 (b)      [X]
3.       SEC Use Only

4.       Source of Funds*

           WC

5.       Check Box If Disclosure Of Legal Proceedings
         Is Required Pursuant to Items 2(d) or 2(e).              [  ]

6.       Citizenship Or Place Of Organization

           DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       Sole Voting Power

                    5,688,119 Common Stock

         8.       Shared Voting Power

                    0 Common Stock

         9.       Sole Dispositive Power

                    5,688,119 Common Stock

         10.      Shared Dispositive Power

                    0 Common Stock

11.      Aggregate Amount Beneficially Owned By Each
         Reporting Person

                5,688,119 Common Stock

12.      Check Box If The Aggregate Amount In Row (11)
         Excludes Certain Shares*                                 [  ]

13.      Percent Of Class Represented By Amount In Row (11)

                 62.8% Common Stock

14.      Type Of Reporting Person*

           CO


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                                                           Page 3 of 23 Pages


         Pursuant to Rule  101(a)(2)(ii)  of Regulation  S-T, this  statement on
Schedule 13D filed on May 18, 1995, as amended by Amendment No. 1 to Schedule 13D filed on June 6, 1995; Amendment No. 2 to Schedule 13D filed on September 28, 1995; Amendment No. 3 to Schedule 13D filed on October 6, 1995; Amendment No. 4 to Schedule 13D filed on November 7, 1995; Amendment No. 5 to Schedule 13D filed on March 7, 1996; and Amendment No. 6 to Schedule 13D filed on April 16, 1996, relating to the common stock, $.001 par value (the "Common Stock"), of Hungarian Telephone and Cable Corp., a Delaware corporation (the "Issuer"), by Citizens Utilities Company (the "Reporting Person") is hereby amended and restated in its entirety, except as permitted by such Rule, as follows (as amended, this "Schedule 13D").

Item 1.   Security and Issuer
-----------------------------

         This Schedule 13D relates to the Common Stock of the Issuer. The Issuer's principal executive office is located at 100 First Stamford Place, Suite 204, Stamford, Connecticut 06902.

Item 2.   Identity and Background
---------------------------------

         (a), (b), (c) and (f)

         Name of Reporting Person:  Citizens Utilities Company

         State of Incorporation:  Delaware

         Principal Business: Citizens Utilities Company, directly or through its subsidiaries, principally provides telecommunications, electric, gas and water/waste water services to customers throughout the United States.

         Address of Principal Business: High Ridge Park, Stamford, Connecticut 06905.

         Address of Principal Office:  High Ridge Park, Stamford,
         Connecticut  06905.

         As previously reported, the Reporting Person entered into an agreement with Peter E. Klenner as of May 5, 1995 and an Agreement in Principle with the Issuer as of May 12, 1995, copies of which were filed as Exhibits A and B respectively to the Reporting Person's initial statement of this Schedule 13D filed May 18, 1995, which agreements contemplated certain definitive agreements being entered into. The amended responses to Items 3 and 4 contained herein describe and summarize the actions taken and the definitive agreements entered into by the Reporting Person's 100% owned subsidiaries, CU CapitalCorp., a Delaware corporation ("CUCC"), and Citizens International Management Services Company, a Delaware corporation ("CIMS").



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                                                          Page 4 of 23 Pages


         The principal business of CUCC is to hold investments in telecommunications service providers, including the Issuer, and perform certain obligations with respect to any such investment. The address of the principal business and office of CUCC is the same as the Reporting Person.

         The names, business addresses and principal occupations of the executive officers and directors of the Reporting Person and CUCC, all of whom are United States citizens, are set forth in Schedule I hereto and are incorporated herein by reference.

         (d)-(e) During the last five years, neither the Reporting Person, CUCC nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person or CUCC have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
-----------------------------------------------------------

         On May 31, 1995, CUCC purchased 300,000 shares of Common Stock in a private transaction pursuant to an agreement effective as of May 12, 1995, with Peter Klenner, a copy of which was filed as Exhibit A to the Reporting Person's initial statement of this Schedule 13D filed May 18, 1995. CUCC used $4,200,000 of its working capital to fund the purchase of such shares at a price of $14.00 per share. On October 3, 1995, October 30, 1995 and February 26, 1996, the Issuer issued 2,908, 250,000 and 250,000 shares, respectively, of Common Stock, and on October 18, 1996, the Issuer granted an option to purchase 875,850 shares of Common Stock, to CUCC in connection with financial support provided or to be provided to the Issuer by CUCC, as described in response to Item 4 below.

         The Reporting Person and CUCC presently expect to finance any and all other purchases of Common Stock or other equity securities of the Issuer pursuant to any of the transactions described in response to Item 4 below, if and when any such purchase occurs, with working capital. The Reporting Person and CUCC do not presently intend to borrow funds specifically for the purpose of providing any portion of the funds needed to consummate any such purchase. The aggregate purchase price for all such purchases presently would be at least $72,954,821 (see response to Item 4 below for a summary description of possible purchases pursuant to such transactions), subject to adjustments pursuant to such agreements.



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                                                           Page 5 of 23 Pages


         Except as set forth above in this response to Item 3, to the best knowledge of the Reporting Person, none of the persons listed in Schedule I hereto has acquired any Common Stock.

Item 4.   Purpose of Transaction
--------------------------------

         (a), (c), (d), (e) and (g)

         As previously reported, the Reporting Person and the Issuer entered into an Agreement in Principle as of May 12, 1995, a copy of which was filed as Exhibit B to the Reporting Person's initial statement of this Schedule 13D filed May 18, 1995, which contemplated certain definitive agreements being entered into between them with respect to, among other things, the Reporting Person making or guaranteeing certain loans to the Issuer, the Issuer granting the Reporting Person certain rights to acquire shares of Common Stock and/or a wholly-owned subsidiary of the Issuer, the Reporting Person having representation on the Issuer's Board of Directors, and the Reporting Person providing certain management services to the Issuer. On May 31, 1995, the
Reporting Person, through either CUCC or CIMS, entered into the definitive agreements described below with the Issuer and certain other persons. On September 28, 1995, the Reporting Person, through either CUCC or CIMS, entered into certain agreements with the Issuer and amended and/or restated some of the agreements entered into between the parties on May 31, 1995. On October 30, 1995, the Reporting Person, through CUCC, entered into a certain Second Agreement to Amend and Restate ("Second Agreement to Amend and Restate") with the Issuer pursuant to which CUCC and the Issuer amended and/or restated some of the agreements entered into on May 31, 1995 and September 28, 1995. On February 26, 1996, the Reporting Person, through CUCC, entered into a certain Third Agreement to Amend and Restate ("Third Agreement to Amend and Restate") with the Issuer pursuant to which CUCC or CIMS and the Issuer entered into certain agreements and amended some of the agreements previously entered into between the parties. On April 3, 1996, some of the agreements between the Issuer and CUCC were terminated upon repayment of certain loans, as hereinafter described. On October 18, 1996, the Issuer and CUCC entered into (i) the First Amendment to Stock Option Agreement, (ii) the First Amendment to Warrant and (iii) the Third Stock Option Agreement, as hereinafter described. (The descriptions and summaries below do not purport to be complete and are subject to, and qualified in their entirety by reference to, each such agreement, copies of which are filed as exhibits hereto and incorporated herein by reference. See Item 7 below.)

         A.       Agreements between the Reporting Person and the Issuer.
                  ------------------------------------------------------

                  (i) The Master Agreement between the Issuer and CUCC (see Exhibit D hereto) is the original umbrella agreement for the various initial agreements between the Issuer and either CUCC or


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                                                           Page 6 of 23 Pages


CIMS. Its provisions include representations, warranties and covenants consistent with the nature of the transactions contemplated by such agreements, including procedures and obligations with respect to a meeting of the Issuer's stockholders for the purpose of approving the Stock Options granted by the Issuer to CUCC as described below. As set forth in the Master Agreement, the Issuer's Board of Directors approved, and recommended that the Issuer's stockholders approve, the Stock Options described below. On September 12, 1995, the Issuer's stockholders approved the Stock Options at the Issuer's Annual Meeting of Stockholders.

                  (ii) The original Loan Agreement between the Issuer and CUCC dated as of May 31, 1995 (the "Loan Agreement") (see Exhibit E hereto) provided for an initial advance by CUCC of up to $4,300,000 to fund certain obligations pertaining to HTCC Consulting Rt. ("Consulting"), a wholly-owned subsidiary of the Issuer, and its affiliated concession companies in Hungary, and a possible second advance of up to an additional $910,000 to fund the repayment of certain loans to the Issuer from its affiliate, Hungarian Teleconstruct Corp.

         On September 28, 1995, the Issuer and CUCC entered into the Agreement to Amend and Restate (the "First Agreement to Amend and Restate") (see Exhibit O hereto) pursuant to which the Issuer and CUCC, among other things, agreed to amend the Loan Agreement to include certain other obligations of the Issuer and to allow the Issuer to use the remaining portion of the initial advance and all of the second advance to make and fund subordinated loans to two of the Issuer's concession company subsidiaries, Kelet-Nograd Com Rt.
("Kelet-Nograd") and Raba Com Rt. ("Raba").

         On October 30, 1995, the Issuer and CUCC entered into the Second Agreement to Amend and Restate (see Exhibit S hereto and the discussion in paragraph A(x) below of this section of the response to Item 4) pursuant to which the Issuer and CUCC, among other things, further amended and restated the Loan Agreement and the related Promissory Note. The Amended and Restated Loan Agreement and the Amended and Restated Promissory Note dated October 30, 1995 (the "Restated Loan Agreement" and the "Restated Note", respectively) (see Exhibit T hereto) provided for CUCC to provide financial support to the Issuer for up to $33,200,000 (the "33.2 Million Financial Support"), for specific purposes in limited amounts, including the refinancing of existing loans from CUCC to the Issuer and enabling the Issuer's Hungarian subsidiaries to meet certain financial obligations.

         On  February  26,  1996,  the  Issuer and CUCC  entered  into the Third
Agreement to Amend and Restate (see Exhibit V hereto and the discussion in paragraph A(xii) below of this section of the response to Item 4) pursuant to which, among other things, CUCC agreed to provide further financial support of up to $30,000,000 in addition to the $33.2 Million Financial Support and the Hungarotel Financial Support (as defined in the discussion in paragraph A(xi)


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                                                         Page 7 of 23 Pages


below of this section of the response to Item 4) through the provision of loans, guarantees and other forms of financial support (the "Additional Financial Support"), which, when combined with the $33.2 Million Financial Support and the Hungarotel Financial Support, resulted in approximately $79,200,000 of total financial support to the Issuer by CUCC. The terms of the Additional Financial Support and the Hungarotel Financial Support were reflected in the Third Agreement to Amend and Restate and in a certain Second Loan Agreement between the Issuer and CUCC dated as of February 26, 1996 (the "Second Loan Agreement") and the Second Promissory Note ("Second Note") issued pursuant to the Second Loan Agreement (see Exhibit W hereto and the discussion in paragraph A(xii) below of this section of the response to Item 4). The Additional Financial Support was separated into two tranches, one for up to $20,000,000 for specific purposes, and one for up to $10,000,000 for anticipated obligations under construction contracts to be approved by CUCC.

         The Restated Loan Agreement and the Second Loan Agreement provided for customary events of default and remedies. The loans accrued interest at a variable rate equal to the United States Prime Rate (as published in The Wall Street Journal) plus 2% per annum, payable quarterly. The maturity date for both loans was July 25, 1997. The Restated Note provided the Issuer the option of paying the quarterly interest in shares of the Issuer's Common Stock valued at the lower of $13.00 per share or a market average price per share during such quarter. On October 3, 1995, the Issuer issued 2,908 shares of Common Stock to CUCC in lieu of a cash interest payment. Pursuant to the Third Agreement to Amend and Restate, the Issuer irrevocably agreed to pay in cash all accrued and future interest payable to CUCC pursuant to the Restated Note (see Exhibit V hereto and the discussion in paragraph A(xii) below of this section of the response to Item 4).

         At CUCC's election, CUCC was permitted to provide any or all of the $33.2 Million Financial Support, the Hungarotel Financial Support or the Additional Financial Support by arranging for a third party lender to issue letters of credit or payment guarantees on behalf of the Issuer or to make loan advances to the Issuer; provided that, in each such case, CUCC guaranteed the resulting obligations and indebtedness of the Issuer to such third party lender. Each such letter of credit, payment guarantee or loan advance that was supported by a CUCC guarantee reduced CUCC's commitment to provide financial support. If the interest rate payable by the Issuer to any such third party lender was less than the interest rate set forth in the Restated Note or the Second Note, then as partial consideration for CUCC making such guarantees, the Issuer was required to pay CUCC the difference. The Second Agreement to Amend and Restate provided the Issuer the option of paying such interest differential in shares of the Issuer's Common Stock valued at the lower of $13.00 per share or a market average price per share during such interest period. Pursuant to the Third Agreement to Amend and Restate, the Issuer irrevocably agreed to pay in cash all accrued and future payment


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                                                         Page 8 of 23 Pages


obligations related to such interest differential. CUCC arranged for Chemical Bank to provide the $33.2 Million Financial Support pursuant to a certain Loan Agreement between the Issuer and Chemical Bank dated as of November 28, 1995. Loans made pursuant thereto were guaranteed by CUCC.

         In the event that the Issuer either (i) issued or sold for cash, pursuant to any public or private offering, any shares of its capital stock or any other securities (including debt securities) or any obligations convertible into or exchangeable for such capital stock or securities, or (ii) otherwise incurred indebtedness for money borrowed from any bank or other financial institution whether or not such indebtedness had been guaranteed by CUCC, then the Issuer was required to prepay the outstanding principal and accrued but unpaid interest thereon under the Restated Note and the Second Note in an amount up to 100% of the aggregate amount of the net proceeds of such issuance or sale or the amount of such indebtedness, subject to the prior repayment of 100% of any third party indebtedness of the Issuer that has been guaranteed by CUCC.

         On April 3, 1996, the Issuer repaid all of the outstanding principal and interest on the loans from Chemical Bank and CUCC with the proceeds of a certain loan agreement entered into by the Issuer and Citicorp North America, Inc. Following such repayment, the Issuer and CUCC terminated the Restated Loan Agreement and the Second Loan Agreement.

                  (iii) The Warrant, granted by the Issuer to CUCC (see Exhibit F hereto) entitles CUCC to purchase up to 299,219 shares of Common Stock at $13.00 per share at any time through May 31, 1997, subject to adjustments pursuant to customary anti-dilution protections.

                  (iv) The Stock Pledge Agreement between the Issuer and CUCC (see Exhibit G hereto), as amended and restated on September 28, 1995 by the Amended and Restated Stock Pledge Agreement (see Exhibit P hereto), as further amended and restated by the Second Amended and Restated Pledge Agreement dated as of October 30, 1995 (see Exhibit U hereto), and as further amended by the First Amendment to the Second Amended and Restated Pledge Agreement dated as of February 26, 1996 (see Exhibit X hereto) (as so amended, the "Restated Pledge Agreement"), provided for the Issuer's pledge, subject to receipt of certain consents and waivers, of its shares in, and any indebtedness owing or to be owed to the Issuer from four of its subsidiaries (Consulting, Kelet- Nograd, Raba and Papa es Tersege Telefon Koncesszios Rt. ("Papatel")), and the indebtedness owing or to be owed to the Issuer from, and when available, the shares of, its subsidiary Hungarotel Tavkozlesi Rt. ("Hungarotel"), as collateral to CUCC to secure the Issuer's obligations under the Restated Loan Agreement, the Restated Note, the Restated Pledge Agreement (see discussion in paragraph A(ii) above and A(x) below of this section of the response to Item 4), the Second Loan Agreement and the Second Note


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                                                           Page 9 of 23 Pages


(see discussion in paragraph A(ii) above and A(xii) below of this section of the response to Item 4). As a result of the termination of the Restated Loan
Agreement and the Second Loan Agreement, the Restated Pledge Agreement was terminated.

                  (v) The Stock Option Agreement dated May 31, 1995 between the Issuer and CUCC (see Exhibit H hereto) provides for the grant by the Issuer to CUCC of four Stock Options which, if fully exercised, would result in CUCC owning an aggregate amount (including shares now held or subject to purchase, pursuant to the Warrant and other options by CUCC) of approximately 58.1% of the Issuer's outstanding shares of Common Stock on a fully diluted basis (assuming the exercise in full of all options and warrants held by CUCC, as well as the exercise of all other outstanding options and warrants to purchase Common Stock, and the issuance of all shares subject to possible issuance in connection with the Papatel/Hungarotel purchases) (see also response to Item 5 below). Such Stock Options initially had terms of two, three, four and five years, respectively, in each case commencing on September 12, 1995, the date that the Issuer's stockholders approved the Stock Options.

                  (a) The Two-Year Option initially was for 101,550 shares at $13.00 per share and presently, pursuant to preemption provisions discussed below, is for 456,437 shares of Common Stock at $13.00 per share.

                  (b) The Three-Year  Option initially was for 920,916 shares at
         $15.00 per share and presently, pursuant to the additional anti-dilution adjustment provisions discussed below, is for 875,850 shares of Common Stock at $15.00 per share.

                  (c) The Four-Year  Option  initially was for 920,916 shares at
         $16.50 per share and presently, pursuant to the additional anti-dilution adjustment provisions discussed below, is for 875,850 shares of Common Stock at $16.50 per share.

                  (d) The Five-Year  Option  initially was for 920,917 shares at
         $18.00 per share and presently, pursuant to the additional anti-dilution adjustment provisions described below, is for 875,850 shares of Common Stock at $18.00 per share.

         The number of shares and price per share for each of the Options are subject to adjustment pursuant to customary anti-dilution protections. In addition, the Stock Option Agreement contains additional anti-dilution provisions that adjust the number of shares of Common Stock subject to the Three-Year Option, Four- Year Option and Five-Year Option granted thereunder to equal such number of shares of Common Stock which, when the number of such option shares are combined with the shares of Common Stock now held or subject to purchase by CUCC (other than "Compensation Shares," as defined below), would result in CUCC holding approximately 51%

                                                           Page 10 of 23 Pages


of the shares of Common Stock then outstanding on a fully diluted basis. In calculating the number of shares of Common Stock subject to the Three-Year Option, Four-Year Option and Five-Year Option, the 51% target includes such options, the Two-Year Options, the Warrant and Additional Five-Year Options (and adjustments thereto), but does not include the issuance of certain shares (or options or other rights covering such shares and any adjustments thereto) to the Reporting Person as compensation for providing financial or other services to the Issuer ("Compensation Shares"). To date, such Compensation Shares include
(i) 2,908 Compensation Shares issued to CUCC on October 3, 1995 in lieu of the payment of cash to satisfy certain interest obligations on the Loan, (ii) 250,000 Compensation Shares issued to CUCC on October 30, 1995 pursuant to the Second Agreement to Amend and Restate, (iii) 250,000 Compensation Shares issued to CUCC on February 26, 1996 pursuant to the Third Agreement to Amend and Restate and (iv) 875,850 Compensation Shares subject to an option granted to CUCC on October 18, 1996 pursuant to the Third Stock Option Agreement (described below). As a result of such additional anti-dilution adjustment provisions of the Stock Option Agreement, the Reporting Person owns approximately 58.1% of the Issuer's outstanding shares of Common Stock on a fully diluted basis (assuming the exercise in full of all options and warrants held by CUCC, as well as the exercise of all other outstanding options and warrants to purchase Common Stock, and the issuance of all shares subject to possible issuance in connection with the Papatel/Hungarotel purchases) (see also response to Item 5 below).

         The Stock Options became exercisable on September 12, 1995, when the Stock Option Agreement and the Stock Options were approved by the Issuer's stockholders at the Issuer's Annual Meeting of Stockholders. On September 28, 1995, the Issuer granted additional options to CUCC (see Exhibit Q and the discussion in paragraph A(viii)(c) of this section of the response to Item 4). On October 18, 1996, the Issuer granted additional options to CUCC (see Exhibit CC and the discussion in paragraph A(xiii)(c) below of this section of the response to Item 4).

         The Master Agreement between the Issuer and CUCC provides that if the Issuer issues, in connection with any public or private offering, shares of Common Stock or other stock of the Issuer or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock or other stock of the Issuer (the "Offered Securities") and such issuance occurs prior to the expiration date of the Two-Year Option, then the Company must grant CUCC the option (on the same terms and conditions applicable to the Two-Year Option as set forth in the Stock Option Agreement and a concurrent expiration date) to purchase such number or amount of the Offered Securities sufficient to maintain CUCC's then existing percentage ownership interest of Common Stock on a fully diluted basis. If such issuance of Offered Securities occurs after the expiration date, then the Issuer must grant CUCC the right to purchase at the applicable offering price such number of shares of the Offered Securities as is necessary to maintain CUCC's then

                                                           Page 11 of 23 Pages


existing percentage ownership interest of Common Stock on a fully diluted basis (see the discussion paragraph A(i) of this section of the response to Item 4).

         (vi) The  Registration  Agreement  between  the  Issuer  and CUCC  (see
Exhibit I hereto) provides that the Issuer will pay certain expenses of and provide upon CUCC's request up to four (4) demand registrations (which may be shelf registrations) and unlimited incidental or piggyback registrations for the sale of any and all shares of Common Stock now or hereafter owned by CUCC through May 31, 2015, subject to the terms and conditions provided therein.

         (vii) The Management Services Agreement between the Issuer and CIMS (see Exhibit J hereto) as amended by the First Amendment to Management Services Agreement dated September 28, 1995 (the "First Amendment to Management Services Agreement") (see Exhibit R hereto) and the Second Amendment to Management Services Agreement dated as of February 26, 1996 (the "Second Amendment to Management Services Agreement") (see Exhibit Z hereto) (as amended, the "Management Services Agreement"), provides for CIMS to provide certain corporate, financial, technical, construction, marketing and operational services to the Issuer for a term commencing July 1, 1995, and continuing until December 31, 2007, unless terminated earlier pursuant thereto. The management fee to be paid by the Issuer to CIMS for such services is the greater of 5% of Adjusted Gross Revenues (as such term is defined in the Management Services Agreement) or the Fixed Amount. The Fixed Amount for each month in 1995 is $100,000 per month commencing with the month of July 1995; the Fixed Amount for each of the months of January, February and March 1996, is $208,300; the Fixed Amount for each of the months of April, May and June 1996 is $270,800; the Fixed Amount for each of the months of July, August and September 1996 is $338,300; the Fixed Amount for each of the months of October, November and December 1996 is $395,800; and the Fixed Amount for each remaining month during the term of the Management Services Agreement commencing with January 1997 is $416,600, subject to adjustment to reflect inflation. Such monthly fee payments for 1995 and 1996 may be paid, with the consent of CUCC, in shares of Common Stock having a value, based on a market average for such month, equal to such fee. HTCC shall have the option to elect to accrue any monthly management fee for 1995 or 1996 which is payable in cash through calendar year 1996 and to pay the aggregate amount of all such accrued management fees, together with interest thereon at the United States Prime Rate as announced from time to time by The Wall Street Journal plus two percent (2%) per annum, in twenty-four (24) equal monthly installments starting in January 1997. The Issuer has agreed with Citicorp North America, Inc. not to pay cash for such management fees while its short term credit agreement, which the Issuer entered into as of March 29, 1996, is in effect. The maturity date of such loans pursuant to such credit agreement is December 31, 1996. The Issuer has informed CIMS that it intends to accrue all such fees and not pay such accrued fees until 1997. In addition, expenses incurred by CIMS in providing the management

                                                           Page 12 of 23 Pages


services, including certain allocable overhead items, will be reimbursed by the Issuer.

         (viii) On September 28, 1995, the Issuer entered into the First Agreement to Amend and Restate with CUCC (see Exhibit O hereto) pursuant to which, among other things, (i) CUCC agreed to provide certain financial support to the Issuer (the "Initial Financial Support"), (ii) the Issuer and CUCC or CIMS amended certain agreements and (iii) the Issuer granted additional options to CUCC. The First Agreement to Amend and Restate and the related agreements are described herein. (The descriptions and summaries herein do not purport to be complete and are subject to, and qualified in their entirety by reference to, each such agreement, copies of which are filed as exhibits hereto. See Item 7 below.)

                  (a) The First Agreement to Amend and Restate between the Issuer and CUCC provided for CUCC to support and assist the Issuer through the provision of guarantees, loans and other forms of financial support to enable the Issuer to perform or satisfy, or to cause its subsidiaries to perform or satisfy, certain additional financial obligations and responsibilities arising in connection with or relating to the Issuer's acquisition of shares and/or other rights and interests in and to Papatel and Hungarotel. Papatel and Hungarotel each is a Hungarian corporation and a party to one or more concession contracts with the Ministry authorizing the provision of local telecommunications services within the areas designated in the concession contracts (see the Issuer's Current Report on Form 8-K filed on September 5, 1995). On September 14, 1995, CUCC provided letters of support to Citibank, to induce such bank to issue, on behalf of the Issuer, Papatel and Hungarotel, and for the benefit of the Ministry and in compliance with the respective concession contract(s) of Papatel and Hungarotel, three payment guarantees dated September 18, 1995, for the purpose of guaranteeing the payment by Papatel and Hungarotel on or before December 1, 1995, of the concession fees required to be paid to the Ministry under their respective concession contracts which fees total, in the aggregate, approximately $7,065,000. CUCC agreed to support and assist the Issuer in arranging for Papatel and Hungarotel to obtain the requisite funds with which to pay their respective concession fees to the Ministry by December 1, 1995. All advances of funds by CUCC in connection with or arising out of CUCC's provision of financial support were deemed an advance of funds by CUCC under the Loan Agreement and the related Promissory Note, both to be amended and restated (see discussion in paragraph A(ii) above of this section of the response to
         Item 4). The First Agreement to Amend and Restate also provided that the amended and restated Loan Agreement and Promissory Note shall allow the remaining portion of the Initial Advance and all of the Second Advance, as such terms are defined in the Loan Agreement, to be used to make and fund subordinated loans from the Issuer to Kelet-Nograd and Raba (see discussions at

                                                        Page 13 of 23 Pages


         paragraphs A (ii) above this section of the response to
         Item 4).

                  (b) Contemporaneously with the execution of, and pursuant to, the First Agreement to Amend and Restate, the Issuer and CUCC entered into the Amended and Restated Stock Pledge Agreement (see Exhibit P hereto and discussion at paragraph A(iv) above of this section of the response to Item 4) and the Issuer and CIMS entered into the First Amendment to Management Services Agreement (see Exhibit R hereto and the discussion at paragraph A (vii) of this section of the response to
         Item 4) pursuant to which the Issuer and CIMS amended the Management Services Agreement.

                  (c) Contemporaneously  with the execution of, and pursuant to, the First Agreement to Amend and Restate, the Issuer and CUCC also entered into a Second Stock Option Agreement dated as of September 28, 1995 (see Exhibit Q hereto) pursuant to which the Issuer granted CUCC the right to buy 626,155 shares of Common Stock at an exercise price of $17.00 per share during the five-year period ending September 12, 2000. Such exercise price was reset to $13.75 per share pursuant to the Second Agreement to Amend and Restate (see discussion in paragraph A(x)(b) below of this section of the response to Item 4). Such options were granted to CUCC in consideration of the additional financial commitments made by CUCC pursuant to the First Agreement to Amend and Restate and the essential role played by CUCC in enabling the Issuer to obtain the consent of the Ministry to the Issuer's acquisition of control of Papatel and Hungarotel (see discussion in paragraph A(viii)(a) above of this section of the response to Item 4).

         (ix) On October 6, 1995, an affiliate of CUCC provided a letter of support to Citibank, which Citibank required as a condition to issuing a payment guarantee to Magyar Tavkozlesi Rt., a Hungarian corporation limited by shares and the former Hungarian stated-owned telephone monopoly ("MATAV") to secure the Issuer's obligation to pay $925,000 to MATAV on or before December 1, 1995, as the purchase price for the shares in Papatel that the Issuer purchased from MATAV. CUCC agreed to make a loan to the Issuer to enable the Issuer to perform such payment obligation (the "$925,000 Financial Support").

         (x) On October 30, 1995, the Issuer entered into the Second Agreement to Amend and Restate (see Exhibit S hereto) with CUCC, pursuant to which, among other things, (i) CUCC agreed to provide certain additional financial support to the Issuer, which, together with other financial support previously provided for, aggregated $33,200,000, (ii) the Issuer and CUCC amended and restated certain previously reported agreements and (iii) the Issuer agreed to issue shares of Common Stock to CUCC as partial consideration for CUCC providing additional financial support. (The descriptions and summaries herein do not purport to be complete, and are subject to,

                                                           Page 14 of 23 Pages


and qualified in their entirety by reference to, each such agreement, copies of which are filed as exhibits hereto. See
Item 7 below.)

                           (a) The Second  Agreement  to Amend and Restate  (see
                  Exhibit  S  hereto)  provided  for  CUCC  to  provide  further financial support of up to $20,000,000 in addition to the Initial Financial Support, the $925,000 Financial Support and the Loan referred to in the Loan Agreement (the "Loan") to the Issuer through the provision of loans, guarantees and other forms of financial support (the "$20,000,000 Financial Support"), which, when combined with the Initial Financial Support, the $925,000 Financial Support and the Loan, resulted in up to $33,200,000 of total financial support to the Issuer by CUCC (the Initial Financial Support, the $925,000 Financial Support, the Loan and the $20,000,000 Financial Support being, in the aggregate, the $33.2 Million Financial Support). The terms of the $33.2 Million Financial Support were reflected in the Second Agreement to Amend and Restate, the Restated Loan Agreement and the Restated Note (see Exhibits S and T and the discussion in paragraph A(ii) above of this section of the response to Item 4).

                           (b) As partial consideration for committing to provide the $20,000,000 Financial Support, the Issuer, among other things, (i) issued 250,000 shares of Common Stock to CUCC, (ii) reset the initial purchase price of the Additional Five-Year Option Shares set forth in the Second Stock Option Agreement from $17.00 per share to $13.75 per share (see Exhibit Q hereto and the discussion in paragraph A(viii)(c) above of this section of the response to Item 4), and (iii) entered into the Second Amended and Restated Pledge Agreement (see Exhibit U hereto and the discussion in paragraph A(iv) above of this section of the response to Item 4).

         (xi) On December 28, 1995, an affiliate of CUCC provided a letter of support to Citibank (the "Hungarotel Financial Support") which Citibank required as a condition to issuing a Payment Guarantee on December 29, 1995 in the amount of up to 2,100,000,000 HUF to MATAV to secure Hungarotel's payment obligations to MATAV arising from its purchase of certain assets from MATAV.

         (xii) On February 26, 1996, the Issuer entered into the Third Agreement to Amend and Restate (see Exhibit V hereto) with CUCC, pursuant to which, among other things, (i) CUCC provided further financial support to the Issuer, which, together with other financial support previously provided for, aggregated up to $79,200,000, (ii) the Issuer and CUCC or CIMS entered into certain other agreements and amended certain previously reported agreements and (iii) the Issuer issued shares of Common Stock to CUCC as partial consideration for CUCC providing further financial support.

                                                        Page 15 of 23 Pages


(The descriptions and summaries herein do not purport to be complete, and are subject to, and qualified in their entirety by reference to, each such agreement, copies of which are filed as exhibits hereto. See Item 7 below.)

                  (a) The Third Agreement to Amend and Restate (see Exhibit V hereto) provided for CUCC to provide further financial support of up to $30,000,000 in addition to the $33.2 Million Financial Support and the Hungarotel Financial Support through the provisions of loans, guarantees and other forms of financial support, which, when combined with the $33.2 Million Financial Support and the Hungarotel Financial Support resulted in approximately $79,200,000 of total financial support to the Issuer by CUCC. The terms of the Hungarotel Financial Support and the Additional Financial Support were reflected in the Third Agreement to Amend and Restate, the Second Loan Agreement and the Second Note (see Exhibits V and W and the discussion in paragraph A(ii) above of this section of the response to Item 4).

                  (b) As partial consideration for committing to provide such Additional Financial Support and the Hungarotel Financial Support, the Issuer, among other things, (i) issued 250,000 shares of Common Stock to CUCC, (ii) entered into the Second Loan Agreement and issued the Second Note pursuant thereto (see Exhibit W hereto and the discussion in paragraph A (ii) above of this section of the response to Item 4),
         (iii) entered into the First Amendment to the Second Amended and Restated Pledge Agreement (see Exhibit X hereto and the discussion in paragraph A(iv) above of this section of the response to Item 4), (iv) entered into the First Amendment to the Amended and Restated Loan Agreement (see Exhibit X hereto and the discussion in paragraph A(ii) above of this section of the response to Item 4), (v) agreed to pay in cash all accrued and future interest payable to CUCC pursuant to the Restated Note and all accrued and future payment obligations payable to CUCC pursuant to Section 1.1(b) of the Second Agreement to Amend and Restate and (vi) entered into the Second Amendment to Management Services Agreement (see Exhibit Z hereto and the discussion in paragraph A(vii) above of this section of the response to Item 4).

         (xiii) On October 18, 1996, the Issuer and CUCC entered into (a) the First Amendment to Stock Option Agreement (see Exhibit AA hereto), (b) the First Amendment to Warrant (see Exhibit BB hereto) and (c) the Third Stock Option
Agreement (see Exhibit CC hereto), each of which is described below. (The descriptions and summaries herein do not purport to be complete and are subject to, and qualified in their entirety by reference to, each such agreement, copies of which are filed as exhibits hereto. See Item 7 below.)

                  (a) Pursuant to the First Amendment to Stock Option Agreement, the Issuer extended the exercise periods of the Two-Year Option, the Three-Year Option and the Four-Year

                                                          Page 16 of 23 Pages


         Option through September 12, 2000. Accordingly, as amended by the First Amendment to Stock Option Agreement, each of the Two-Year Option, the Three-Year Option and the Four-Year Option have the same exercise period as the Five-Year Option and the Additional Five-Year Options.

                  (b) Pursuant to the First Amendment to Warrant, the Issuer extended the exercise period of the Warrant through September 12, 2000.

                  (c) Pursuant to the Third Stock Option Agreement, the Issuer granted to CUCC the option to purchase an additional 875,850 shares of Common Stock at an initial exercise price of $12.75 per share, exercisable at any time during the five-year period ending September 12, 2000. The number of shares and price per share for such option are subject to adjustment pursuant to customary anti-dilution protections applicable to the Stock Options.

         The parties entered into such agreements in consideration of CUCC or an affiliate thereof (i) furnishing or agreeing to furnish additional financial support to the Issuer and/or its subsidiaries, including through the issuance to Citicorp North America, Inc. ("CNA") of a letter of comfort and a letter indemnifying CNA against all events of political, currency exchange and other cross-border risks in connection with a $75 million Secured Term Loan Credit Facility for the Issuer from CNA, (ii) issuing to Postabank Rt. a letter of support in connection with a $170 million Credit Facility for the Hungarian subsidiaries of the Issuer from Postabank, (iii) providing assurance to CNA of the repayment by the Issuer of any and all amounts owed to CNA by October 15, 1996 in connection with the CNA Credit Facility, and (iv) negotiating the effective cancellation of a $750,000 contingent commitment fee payable by the Issuer to CNA in connection with the CNA Credit Facility and a $2,000,000 interest credit payable to a subsidiary of the Issuer by Postabank in connection with the Postabank Credit Facility. In further consideration of the Reporting Person providing such additional financial support to the Issuer and its subsidiaries and for obtaining such financial benefits for the Issuer and its subsidiaries, the Issuer has paid $750,000 to CUCC.

         B. Pursuant to the Master Agreement, CUCC was entitled to have one representative elected to the Issuer's Board of Directors at the time such agreement was entered into, and to have such representative (or his successor(s)) nominated by such Board for election at all Issuer's stockholders' meetings for so long as CUCC owns at least 300,000 shares of Common Stock. Accordingly, CUCC designated, and the Issuer's Board of Directors as of May 31, 1995, elected, Donald K. Roberton (then, the Reporting Person's Assistant to the Chairman and Vice President, Strategic Development -- Telecommunications) to the Issuer's Board. Mr. Roberton was also nominated for election, and was elected, to the Issuer's Board at the Issuer's Annual Meeting on September 12, 1995. Following Mr. Roberton's resignation from the Reporting Person, effective April

                                                          Page 17 of 23 Pages


5, 1996, the Reporting Person designated Ronald E. Spears (the Reporting Person's Vice President-Telecommunications) to be its representative on the Issuer's Board of Directors and the Board of Directors of the Issuer elected Mr. Spears to the Issuer's Board of Directors at its meeting on April 12, 1996. The Master Agreement also provides that the Issuer will maintain a minimum of six directors, whose terms will not be classified or staggered.

         C. On May 31, 1995, CUCC consummated the purchase of 300,000 shares of Common Stock from Peter Klenner, a director of the Issuer, for $4,200,000. (See response to Item 3 above.) Mr. Klenner resigned as President, Chief Executive Officer and Chief Financial Officer of the Issuer and its subsidiaries effective as of May 31, 1995, but remained a member of the Issuer's Board of Directors until the Issuer's September 12, 1995, Annual Meeting.

         D. As previously reported, CUCC entered into certain Voting Agreements with certain directors, officers and stockholders of the Issuer on May 31, 1995, which agreements also contained certain restrictions on sales of or other encumbrances on the shares of Common Stock of such persons. These Voting Agreements expired on September 12, 1995, as a result of the Issuer's stockholders having approved on that date the May 31, 1995 Stock Option Agreement and the Stock Options granted thereunder.

         (b), (f), (h), (i) and (j)

         Except as set forth above, the Reporting Person presently has no plans or proposals that specifically relate to or would result in any of the actions listed in subparagraphs (b), (f), (h), (i) or (j) of this Item 4.

         (a) through (j)

         Since CUCC has and expects to continue to have representation on the Board of Directors of the Issuer, and CIMS will be providing management services to the Issuer, all as hereinabove described in this response to Item 4, the Reporting Person anticipates that it, directly or indirectly through affiliates (such as CUCC and CIMS) or its (or their) representatives, will participate from time to time in discussions with and decisions by management of the Issuer, and transactions involving the Issuer, that might result in actions described in such subparagraphs. Accordingly, reference is hereby made to the Issuer's reports, to the extent they contain any information with respect to the foregoing, as filed from time to time by the Issuer with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

         The Reporting Person intends to continuously review its and its affiliated entities' investment in the Issuer and, based upon future conditions, may alter their intentions with respect to any or all of the foregoing plans, intentions or transactions, including, without limitation, deciding to sell all or a portion of any shares of Common Stock or other Issuer securities that they may

                                                         Page 18 of 23 Pages


now own or hereafter acquire, or that they may now or hereafter have the right to acquire.

         Except as set forth above in this response to Item 4, to the best knowledge of the Reporting Person, none of the persons listed in Schedule I hereto has acquired any Common Stock or has any plans or proposals that specifically relate to or would result in any of the actions listed in subparagraphs (a)-(j).

Item 5.   Interest in Securities of the Issuer
----------------------------------------------

         The  Reporting  Person's  response  to Item 5 in this  Schedule  13D is
hereby   amended  by  deleting  the  previous   response  in  its  entirety  and
substituting the following:

         (a) As a result of (i) the purchase of 300,000 shares of Common Stock made on May 31, 1995, (ii) the Warrant to purchase 299,219 shares of Common Stock, (iii) the approval of the May 31, 1995, Stock Option Agreement and Stock Options granted thereunder (as subsequently adjusted, including adjustments to the Two-Year Option to cover an additional 354,887 shares of Common Stock), by the Issuer's stockholders at the Issuer's Annual Meeting of Stockholders on September 12, 1995 (presently covering a total of 3,083,987 shares of Common Stock), (iv) the grant of the Additional Five-Year Stock Options on September 28, 1995, pursuant to the Second Stock Option Agreement, covering a total of 626,155 shares of Common Stock (v) the issuance by the Issuer to CUCC of 2,908 Compensation Shares on October 3, 1995 in lieu of the payment of cash to satisfy certain interest obligations on the Loan, (vi) the issuance by the Issuer to CUCC of 250,000 Compensation Shares on October 30, 1995 pursuant to the Second Agreement to Amend and Restate and (vii) the issuance by the Issuer to CUCC of 250,000 Compensation Shares on February 26, 1996 pursuant to the Third Agreement to Amend and Restate, all as previously reported in response to Item 4, and
(viii) the grant by the Issuer to CUCC of the option to purchase an additional 875,850 Compensation Shares on October 18, 1996 pursuant to the Third Stock Option Agreement described in response to Item 4 above, the Reporting Person may be deemed to have beneficial ownership of 5,688,119 shares of Common Stock, of which 4,885,211 shares are subject to purchase pursuant to presently exercisable options or warrants beneficially held by the Reporting Person. Accordingly, the Reporting Person beneficially owns 62.8% of all Common Stock presently reported by the Issuer to be outstanding (or approximately 58.1% if all of CUCC's options and warrants, as well as all other outstanding options and warrants, and all other shares subject to possible issuance in connection with the Papatel/Hungarotel purchases, are eventually issued).

         (b)      Common Stock

                           (i)  Sole power to vote or direct the
                  vote of 5,688,119 shares of Common Stock.

                                                           Page 19 of 23 Pages



                           (ii) Shared power to vote or direct the vote of 0 shares of Common Stock.

                           (iii) Sole power to dispose or direct the disposition
                  of 5,688,119 shares of Common Stock.

                           (iv)   Shared   power  to   dispose   or  direct  the
                  disposition of 0 shares of Common Stock.

         (c)      See responses to Items 3 and 4 above.

         (a) - (c)

         Except as set forth above in this response to Item 5, to the best knowledge of the Reporting Person, none of the persons listed in
         Schedule I hereto beneficially owns any Common Stock or has effected any transaction in Common Stock in the past 60 days.

         (d)      Not Applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------

         Except as otherwise described in the response above to Item 4 herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among, the Reporting Person, CUCC, CIMS or, to the best knowledge of the Reporting Person, the persons listed in Schedule I hereto, or between the Reporting Person, CUCC, CIMS or, to the best knowledge of the Reporting Person, any of the persons listed in Schedule I hereto, on the one hand, and any other person, on the other hand, with respect to any securities of the Issuer. See also Exhibits D through M and O through CC attached hereto, which are incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits
-------------------------------------------

         The  Reporting  Person's  response  to Item 7 in this  Schedule  13D is
hereby   amended  by  deleting  the  previous   response  in  its  entirety  and
substituting the following:

         Exhibit A                 Letter   Agreement  dated  May  5,  1995,
                                   between  the  Reporting  Person and Peter E.
                                   Klenner,   executed  and  delivered  by  the
                                   Reporting Person on May 12, 1995.(1)

         Exhibit B                 Letter Agreement dated May 12, 1995, between
                                   the Reporting Person and the Issuer, executed

                                                           Page 20 of 23 Pages


                                   and delivered by the Reporting Person on May
                                   12, 1995.(1)

         Exhibit C                 Press Release issued by the Reporting Person
                                   on May 18, 1995.(1)

         Exhibit D                 Master Agreement, dated May 31, 1995, between
                                   the Issuer and CUCC.(2)

         Exhibit E Loan Agreement (which includes the form of the Note as Exhibit I thereto), dated May 31, 1995, between the Issuer and CUCC.(2)

         Exhibit F                 Warrant, dated May 31, 1995, granted by the
                                   Issuer to CUCC.(2)

         Exhibit G                 Stock Pledge Agreement, dated May 31, 1995,
                                   between the Issuer and CUCC.(2)

         Exhibit H                 Stock Option Agreement, dated May 31, 1995,
                                   between the Issuer and CUCC.(2)

         Exhibit I Registration Agreement, dated May 31, 1995, between the Issuer and CUCC.(2)

         Exhibit J                 Management Services Agreement, dated May 31,
                                   1995, between the Issuer and CIMS.(2)

         Exhibit K                 Voting Agreement, dated May 31, 1995, between
                                   CUCC and Robert Genova.(2)

         Exhibit L                 Voting Agreement, dated May 31, 1995, between
                                   CUCC and Frank R. Cohen.(2)

         Exhibit M                 Voting Agreement, dated May 31, 1995, between
                                   CUCC and Peter E. Klenner.(2)

         Exhibit N                 Power of Attorney, dated September 26,
                                   1995.(3)

         Exhibit O                 Agreement to Amend and Restate, dated
                                   September 28, 1995, between the Issuer and
                                   CUCC.(4)

         Exhibit P                 Amended and Restated Stock Pledge Agreement,
                                   dated September 28, 1995, between the Issuer and CUCC.(4)

         Exhibit Q                 Second Stock Option Agreement, dated
                                   September 28, 1995, between the Issuer and
                                   CUCC.(4)

                                                           Page 21 of 23 Pages


         Exhibit R                 First Amendment to Management Services
                                   Agreement, dated September 28, 1995, between the Issuer and CIMS.(4)

         Exhibit S                 Second Agreement to Amend and Restate, dated
                                   October 30, 1995, between the Issuer and
                                   CUCC.(5)

         Exhibit T                 Amended and Restated Loan Agreement, dated
                                   October  30,  1995,  between  the Issuer and
                                   CUCC (which includes the form of the Amended and Restated Promissory Note as Exhibit I thereto).(5)

         Exhibit U                 Second Amended and Restated Pledge Agreement,
                                   dated October 30, 1995, between the Issuer and CUCC(5)

         Exhibit V Third Agreement to Amend and Restate, dated February 26, 1996, between the Issuer and CUCC.(6)

         Exhibit W                 Second Loan Agreement,  dated February 26,
                                   1996, between the Issuer and CUCC (which includes the form of the Second Promissory
                                   Note as Exhibit I thereto).(6)

         Exhibit X First Amendment to the Second Amended and Restated Pledge Agreement, dated February 26, 1996, between the Issuer and CUCC.(6)

         Exhibit Y                 First   Amendment   to  the  Amended  and
                                   Restated Loan Agreement,  dated February 26,
                                   1996, between the Issuer and CUCC.(6)

         Exhibit Z                 Second Amendment to the Management Services
                                   Agreement, dated February 26, 1996, between the Issuer and CIMS.(6)

         Exhibit AA                First   Amendment   to   Stock   Option
                                   Agreement, dated October 18, 1996, between the Issuer and CUCC (filed herewith)

         Exhibit BB                First Amendment to Warrant, dated October 18,
                                   1996 between the Issuer and CUCC (filed
                                   herewith)

         Exhibit CC                Third  Stock  Option  Agreement,   dated
                                   October  18,  1996,  between  the Issuer and
                                   CUCC (filed herewith)

--------------------------

                                                       Page 22 of 23 Pages


(1)      Previously filed with the Reporting  Person's initial statement of this
         Schedule 13D filed May 18, 1995.

(2)      Previously  filed  with  the  Reporting  Person's  Amendment  No.  1 to
         Schedule 13D filed June 6, 1995.

(3) Previously filed with the Reporting Person's Amendment No. 2 to Schedule 13D filed September 28, 1995.

(4) Previously filed with the Reporting Person's Amendment No. 3 to Schedule 13D filed October 6, 1995.

(5) Previously filed with the Reporting Person's Amendment No. 4 to Schedule 13D filed November 7, 1995.

(6) Previously filed with the Reporting Person's Amendment No. 5 to Schedule 13D filed March 7, 1996.



*        Previously filed with the Reporting  Person's initial statement of this
         Schedule 13D filed May 18, 1995.

**       Previously  filed  with  the  Reporting  Person's  Amendment  No.  1 to
         Schedule 13D filed June 6, 1995.

*** Previously filed with the Reporting Person's Amendment No. 2 to Schedule 13D filed September 28, 1995.

                                                        Page 23 of 23 Pages


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  CITIZENS UTILITIES COMPANY



Dated:  October 24, 1996                          By: /s/ Stephen A. Bouchard
                                                      -----------------------
                                                          Stephen A. Bouchard
                                                          Attorney-In-Fact

                                   SCHEDULE I
                                   ----------

     The names, addresses and principal occupations of each of the executive officers and directors of Citizens Utilities Company are listed below.

    NAMES AND ADDRESSES                            PRINCIPAL OCCUPATION
    -------------------                            --------------------
        DIRECTORS

Norman I. Botwinik                               Director Emeritus of the Board
Building #14                                     of Governors
60 Connolly Parkway                              University of New Haven
Harnden, CT 06514                                (retired)

Aaron I. Fleischman                              Senior Partner,
Fleischman and Walsh, L.L.P.                     Fleischman and Walsh, L.L.P.
1400 Sixteenth Street, N.W.                      (legal services)
Washington, D.C. 20036

James C. Goodale                                 Of Counsel
Debevoise & Plimpton                             Debevoise & Plimpton
875 Third Avenue                                 (legal services)
New York, NY  10022

Stanley Harfenist                                President and Chief Executive
Adesso, Inc.                                     Officer
5110 W. Goldleaf Circle                          Adesso, Inc.
Suite 50                                         (computer hardware
Los Angeles, CA 90056                            manufacturing)

Andrew N. Heine                                  Of Counsel
Gordon Altman Butowsky Weitzen                   Gordon Altman Butowsky Weitzen
Shalov & Wein                                    Shalov & Wein
114 West 47th Street, 20th Fl.                   (legal services)
New York, NY  10036-1510

Elwood A. Rickless                               Managing Partner
Whitman Breed Abbott & Morgan                    Whitman Breed Abbott & Morgan
11 Waterloo Place                                (legal services)
London, SW1Y 4AU, England

John L. Schroeder                                Director
Dean Witter Funds                                Dean Witter Funds
                                                 (investment services)
New York, NY

Robert D. Siff                                   Consultant and former
Citizens Utilities Company                       Executive Vice President
3 High Ridge Park                                Chittenden Bank
Stamford, CT 06905                               (banking services)

Robert A. Stanger                                Chairman, Robert A. Stanger &
Robert A. Stanger & Co., Inc.                    Co., Inc.
1129 Broad Street                                (publishing; investment
Shrewsbury, NJ  07702                            advisory services)

Charles H. Symington, Jr.                        Director
S.G. Warburg & Co. Inc.                          S.G. Warburg & Co. Inc.
                                                 (investment services)
New York, NY

Edwin Tornberg                                   President, Edwin Tornberg &
Edwin Tornberg & Co., Inc.                       Co., Inc. (management and
7251 15th Place, N.W.                            brokerage services in the
Washington, D.C. 20012                           radio industry)

Claire Tow                                       Senior Vice President
Century Communications Corp.                     Century Communications Corp.
50 Locust Avenue                                 (cable television services)
New Canaan, CT 06840

Leonard Tow                                      Chairman of the Board, Chief
Citizens Utilities Company                       Executive Officer and Chief
3 High Ridge Park                                Financial Officer
Stamford, CT 06905                               Citizens Utilities Company




 NAMES AND ADDRESSES                                 POSITIONS
 -------------------                                 ---------
 EXECUTIVE OFFICERS

Leonard Tow                                      Chairman of the Board, Chief
Citizens Utilities Company                       Executive Officer and Chief
3 High Ridge Park                                Financial Officer
Stamford, CT 06905

Daryl A. Ferguson                                President and Chief Operating
Citizens Utilities Company                       Officer
3 High Ridge Park
Stamford, CT 06905

James P. Avery                                   Vice President, Energy Sector
LGS Natural Gas Company
P.O. Box 433
1233 West Bank Expressway
Harvey, LA 70059

Robert J. DeSantis                               Vice President and Treasurer
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905

Richard A. Faust, Jr.                            Vice President, Mohave County,
Citizens Utilities Company                       Arizona and Assistant
3 High Ridge Park                                Secretary
Stamford, CT 06905

J. Michael Love                                  Vice President, Corporate
Citizens Utilities Company                       Planning
3 High Ridge Park
Stamford, CT 06905

Robert L. O'Brien                                Vice President, Regulatory
Citizens Utilities Company                       Affairs
3 High Ridge Park
Stamford, CT 06905

David B. Sharkey                                 Vice President, Electric
Citizens Utilities Company                       Lightwave
3 High Ridge Park
Stamford, CT 06905

Livingston E. Ross                               Vice President and Controller
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905

Ronald E. Spears                                 Vice President,
Citizens Utilities Company                       Telecommunications
3 High Ridge Park
Stamford, CT 06905

Ronald E. Walsh                                  Vice President, Water and
Citizens Utilities Company                       Wastewater Treatment Sector
3 High Ridge Park
Stamford, CT 06905



     The names, addresses and principal occupations of each of the executive officers and directors of CU CapitalCorp. are listed below.



   NAMES AND ADDRESSES
   -------------------                            PRINCIPAL OCCUPATION
       DIRECTORS                                  --------------------

Robert J. DeSantis                               Vice President and Treasurer,
Citizens Utilities Company                       Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905

Daryl A. Ferguson                                President and Chief Operating
Citizens Utilities Company                       Officer, Citizens Utilities
3 High Ridge Park                                Company
Stamford, CT 06905

Peter C. Fulweiler                               Vice President, Bank of
Bank of Delaware                                 Delaware
222 Delaware Avenue
Wilmington, DE 19899

Leonard Tow                                      Chairman of the Board, Chief
Citizens Utilities Company                       Executive Officer and Chief
3 High Ridge Park                                Financial Officer
Stamford, CT 06905                               Citizens Utilities Company

  NAMES AND ADDRESSES
  -------------------                             POSITIONS
  EXECUTIVE OFFICERS                              ---------

Daryl A. Ferguson                                President and Chief Operating
Citizens Utilities Company                       Officer
3 High Ridge Park
Stamford, CT 06905

Robert J. DeSantis                               Vice President, Treasurer,
Citizens Utilities Company                       Chief Financial Officer and
3 High Ridge Park                                Assistant Secretary
Stamford, CT 06905

Edward O. Kipperman                              Vice President-Tax
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905

L. Russell Mitten, II                            Vice President, General
Citizens Utilities Company                       Counsel and Assistant
3 High Ridge Park                                Secretary
Stamford, CT 06905

Livingston E. Ross                               Vice President and Controller
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905

Charles J. Weiss                                 Secretary and Assistant Vice
Citizens Utilities Company                       President
3 High Ridge Park
Stamford, CT 06905

Laura L. DiPreta                                 Assistant Vice President and
Citizens Utilities Company                       Assistant Controller
3 High Ridge Park
Stamford, CT 06905

Ronald E. Walsh                                  Assistant Corporate Secretary
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905

                        INDEX OF EXHIBITS FILED HEREWITH
                        --------------------------------


Exhibit
Number                     Description
---------                  ----------------


Exhibit AA                 First Amendment to Stock Option Agreement, dated
                           October 18, 1996, between the Issuer and CUCC

Exhibit BB                 First Amendment to Warrant, dated October 18, 1996,
                           between the Issuer and CUCC

Exhibit CC                 Third Stock Option Agreement, dated October 18,
                           1996, between the Issuer and CUCC

                                                                EXHIBIT AA

                    FIRST AMENDMENT TO STOCK OPTION AGREEMENT
                    -----------------------------------------

         THIS FIRST AMENDMENT TO STOCK OPTION AGREEMENT ("First Amendment") is made and entered into effective as of October 18, 1996, by and between CU CapitalCorp., a Delaware corporation ("CUCC"), and Hungarian Telephone and Cable Corp., a Delaware corporation (the "Company").

                               W I T N E S S E T H

         WHEREAS, CUCC and the Company are parties to that certain Stock Option Agreement dated as of May 31, 1995 (the "Original
Agreement");

         WHEREAS, requisite Stockholder Approval was obtained on September 12, 1996, and has not been rescinded, and no further action by the stockholders of the Company is required in connection with the Original Agreement or this First Amendment;

         WHEREAS, CUCC or an affiliate thereof has furnished or has agreed to furnish additional financial support to the Company and/or its subsidiaries, including through the issuance to Citicorp North America, Inc. ("CNA") of a letter of comfort and a letter indemnifying CNA against all events of political, currency exchange and other cross-border risks in connection with a $75 million Secured Term Loan Credit Facility for the Company from CNA, the issuance to Postabank Rt. of a letter of support in connection with a $170 million Credit Facility for the Hungarian subsidiaries of the Company from Postabank, and the provision of assurance to CNA of the repayment by the Company of any and all amounts owed to CNA by October 15, 1996 in connection with the CNA Credit Facility;

         WHEREAS, CUCC or an affiliate thereof has negotiated the extension of a $750,000 contingent commitment fee payable by the Company to CNA in connection with the CNA Credit Facility and a $2,000,000 interest credit payable to a subsidiary of the Company by Postabank in connection with the Postabank Credit Facility;

         WHEREAS, CUCC has insisted, as compensation for providing such additional financial support to the Company and its subsidiaries and for obtaining such financial benefits for the Company and its subsidiaries, that the Company (i) extend the exercise periods of the Warrant, the Two-Year Option, the Three-Year Option and the Four-Year Option to coincide with the exercise period of the Five-
Year Option, (ii) grant to CUCC the option to purchase an additional 875,850 shares of Common Stock at an exercise price of $12.75, exercisable at any time through September 12, 2000, and
(iii) pay to CUCC $750,000;

         WHEREAS, the Company believes that the receipt of such additional financial support from CUCC and the receipt of the financial benefits arising from CUCC's negotiations with CNA and Postabank was and would be in the best interests of all stockholders of the Company and, therefore, in order to compensate

CUCC for obtaining such financial benefits for the Company and its subsidiaries and for providing such additional financial support in connection with the CNA Credit Facility, and to induce CUCC to proceed to provide such additional financial support in connection with the Postabank Credit Facility, the Company is willing (i) to extend the exercise periods of the Warrant, the Two-Year Option, the Three-Year Option and the Four-Year Option to coincide with the exercise period of the Five-Year Option, (ii) concurrently with the execution of this First Amendment, to enter into a Third Stock Option Agreement with CUCC granting to CUCC the option to purchase 875,850 additional shares of Common Stock (the "Third Stock Option Agreement"), and (iii) to pay CUCC $750,000; and

         WHEREAS, the parties now desire to amend the Original
Agreement through execution of this First Amendment.

         NOW, THEREFORE, in consideration of the premises hereof, the parties hereby agree as follows:

         1.       The second and third sentences of Sections 1(a), (b) and
(c) of the Original Agreement are each hereby amended to provide for a five-year exercise period for the Two-Year Option, the Three-
Year Option and the Four-Year Option, such that in each case the exercise period of such Stock Options would be "from the date of Stockholder Approval through five (5) years after the date of Stockholder Approval," and to provide for exercise of any or all of the Two-Year Option, the Three-Year Option and the Four-Year Option by written notice to the Company "at any time and from time to time during such five-year exercise period."

         2. Clause (B) of Section 3(b)(iv) of the Original Agreement is hereby amended to read in its entirety as follows:

         "(B) shares of Common Stock issued upon any exercise of any option or warrant to purchase shares of Common Stock granted to CUCC or any affiliate thereof."

         3. The Company hereby confirms that the condition to exercisability of the Stock Options set forth in Section 1(f) of the Original Agreement has been satisfied and, therefore, that all of the Stock Options are exercisable in accordance with the terms of the Original Agreement, as amended by this First Amendment.

         4. The Company hereby agrees that shares of Common Stock and options to acquire shares of Common Stock that are issued or granted to CUCC or any affiliate thereof as compensation for providing financial support or other services to the Company, including without limitation the option granted to CUCC pursuant to the Third Stock Option Agreement, together with any additional stock options granted to CUCC or shares of Common Stock acquired by CUCC pursuant to Section 4.3(d) of the Master Agreement to the extent relating to such compensation shares and stock options, shall be excluded and not considered when calculating the number of Three-Year Option Shares, Four-Year Option Shares and Five-Year
Option Shares in accordance with the Original Agreement.

         5. All other provisions of the Original Agreement shall remain in full force and effect, except as expressly amended herein.

         6. Any capitalized term used in this First Amendment that is not otherwise defined herein shall have the same meaning given to it in the Original Agreement.

         7. This First Amendment shall in all respects be governed by and construed in accordance with the internal laws of the State of Delaware (except that no effect shall be given to any conflicts of law principles of the State of Delaware that would require the application of the laws of any other jurisdiction). In accordance with Title 6, Section 2708 of the Delaware Code Annotated, the parties agree to the jurisdiction of the courts of Delaware and to be served with legal process from any of such courts.

         8. This First Amendment may be executed in counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same document.

         IN WITNESS WHEREOF, CUCC and the Company have caused this First Amendment to Stock Option Agreement to be duly executed by their authorized representatives, all as of the day and year first written above.


ATTEST:                                     HUNGARIAN TELEPHONE AND CABLE CORP.


/s/ Richard P. Halka                        By: /s/ James G. Morrison
--------------------                        ----------------------------
Richard P. Halka                                    James G. Morrison
Controller                                          Chief Executive Officer


                                            CU CAPITALCORP.


                                            By: /s/ Charles J. Weiss
                                            ---------------------------
                                                    Charles J. Weiss
                                                    Authorized Signatory

                                                             EXHIBIT BB

                           FIRST AMENDMENT TO WARRANT
                           --------------------------

         THIS FIRST AMENDMENT TO WARRANT ("First Amendment") is made and entered into effective as of October 18, 1996, by and between CU CapitalCorp., a Delaware corporation ("CUCC"), and Hungarian Telephone and Cable Corp., a Delaware corporation (the "Company").

                               W I T N E S S E T H

         WHEREAS, the Company issued and delivered to CUCC that certain Warrant to Purchase Shares of Common Stock of the Company, dated
May 31, 1995 (the "Warrant");

         WHEREAS, CUCC or an affiliate thereof has furnished or has agreed to furnish additional financial support to the Company and/or its subsidiaries, including through the issuance to Citicorp North America, Inc. ("CNA") of a letter of comfort and a letter indemnifying CNA against all events of political, currency exchange and other cross-border risks in connection with a $75 million Secured Term Loan Credit Facility for the Company from CNA, the issuance to Postabank Rt. of a letter of support in connection with a $170 million Credit Facility for the Hungarian subsidiaries of the Company from Postabank, and the provision of assurance to CNA of the repayment by the Company of any and all amounts owed to CNA by October 15, 1996 in connection with the CNA Credit Facility;

         WHEREAS, CUCC or an affiliate thereof has negotiated the extension of a $750,000 contingent commitment fee payable by the Company to CNA in connection with the CNA Credit Facility and a $2,000,000 interest credit payable to a subsidiary of the Company by Postabank in connection with the Postabank Credit Facility;

         WHEREAS, CUCC has insisted, as compensation for providing such additional financial support to the Company and its subsidiaries and for obtaining such financial benefits for the Company and its subsidiaries, that the Company (i) extend the exercise periods of the Warrant and certain of the Stock Options through September 12, 2000, (ii) grant to CUCC the option to purchase an additional
875,850 shares of Common Stock at an exercise price of $12.75, exercisable at any time through September 12, 2000, and (iii) pay to CUCC $750,000;

         WHEREAS, the Company believes that the receipt of such additional financial support from CUCC and the receipt of the financial benefits arising from CUCC's negotiations with CNA and Postabank was and would be in the best interests of all stockholders of the Company and, therefore, in order to compensate CUCC for obtaining such financial benefits for the Company and its subsidiaries and for providing such additional financial support in connection with the CNA Credit Facility, and to induce CUCC to proceed to provide such additional financial support in connection with the Postabank Credit Facility, the Company is willing (i) to extend the exercise periods of the Warrant and certain of the Stock Options through September 12, 2000, (ii) concurrently with the execution of this First Amendment, to enter into a Third Stock Option Agreement with CUCC granting to CUCC the option to purchase 875,850 additional shares of Common Stock (the "Third Stock Option Agreement"), and (iii) to pay CUCC $750,000; and

         WHEREAS, the parties now desire to amend the Warrant through execution of this First Amendment.

         NOW, THEREFORE, in consideration of the premises hereof, the parties hereby agree as follows:

         1. The first sentence of the Warrant is hereby amended to provide for an exercise period for the Warrant that expires at "5:00 p.m. on September 12, 2000" and that grants the Purchaser
"the right to purchase from the Company at any time before 5:00 p.m. on September 12, 2000."

         2. Clause (B) of Paragraph (3)(b)(iv) of the Warrant is hereby amended to read in its entirety as follows:

         "(B) shares of Common Stock issued upon any exercise of any option or warrant to purchase shares of Common Stock granted to CUCC or any affiliate thereof."

         3. All other provisions of the Warrant shall remain in full force and effect, except as expressly amended herein.

         4. Any capitalized term used in this First Amendment that is not otherwise defined herein shall have the same meaning given to it in the Warrant.

         5. This First Amendment shall in all respects be governed by and construed in accordance with the internal laws of the State of Delaware (except that no effect shall be given to any conflicts of law principles of the State of Delaware that would require the application of the laws of any other jurisdiction). In accordance with Title 6, Section 2708 of the Delaware Code Annotated, the parties agree to the jurisdiction of the courts of Delaware and to be served with legal process from any of such courts.

         6. This First Amendment may be executed in counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same document.

         IN WITNESS WHEREOF, CUCC and the Company have caused this First Amendment to Warrant to be duly executed by their authorized representatives, all as of the day and year first written above.


ATTEST:                                     HUNGARIAN TELEPHONE AND CABLE CORP.


/s/ Richard P. Halka                        By: /s/ James G. Morrison
---------------------                           -----------------------------
Richard P. Halka                                    James G. Morrison
Controller                                          Chief Executive Officer



                                            CU CAPITALCORP.


                                            By: /s/ Charles J. Weiss
                                            ----------------------------
                                            Charles J. Weiss
                                            Authorized Signatory

                                                           EXHIBIT CC

                          THIRD STOCK OPTION AGREEMENT
                          ----------------------------

         THIS THIRD STOCK OPTION AGREEMENT (this "Agreement"), made as of October 18, 1996, by and between Hungarian Telephone and Cable
Corp., a Delaware corporation (the "Company"), and CU CapitalCorp., a Delaware corporation ("CUCC").

                               W I T N E S S E T H

         WHEREAS, CUCC or an affiliate thereof has furnished or has agreed to furnish additional financial support to the Company and/or its subsidiaries, including through the issuance to Citicorp North America, Inc. ("CNA") of a letter of comfort and a letter indemnifying CNA against all events of political, currency exchange and other cross-border risks in connection with a $75 million Secured Term Loan Credit Facility for the Company from CNA, the issuance to Postabank Rt. of a letter of support in connection with a $170 million Credit Facility for the Hungarian subsidiaries of the Company from Postabank, and the provision of assurance to CNA of the repayment by the Company of any and all amounts owed to CNA by October 15, 1996 in connection with the CNA Credit Facility;

         WHEREAS, CUCC or an affiliate thereof has negotiated the extension of a $750,000 contingent commitment fee payable by the Company to CNA in connection with the CNA Credit Facility and a $2,000,000 interest credit payable to a subsidiary of the Company by Postabank in connection with the Postabank Credit Facility;

         WHEREAS, CUCC has insisted, as compensation for providing such additional financial support to the Company and its subsidiaries and for obtaining such financial benefits for the Company and its subsidiaries, that the Company (i) extend the exercise periods of the Warrant, the Two-Year Option, the Three-Year Option and the Four-Year Option to coincide with the exercise period of the Five-
Year Option (as such terms are defined in the Stock Option
Agreement between the parties dated May 31, 1995, as amended (the "First Stock Option Agreement")), (ii) grant to CUCC the option to purchase an additional 875,850 shares of Common Stock at an exercise price of $12.75, exercisable at any time through September 12, 2000, and (iii) pay to CUCC $750,000;

         WHEREAS, the Company believes that the receipt of such additional financial support from CUCC and the receipt of the financial benefits arising from CUCC's negotiations with CNA and Postabank was and would be in the best interests of all stockholders of the Company and, therefore, in order to compensate CUCC for obtaining such financial benefits for the Company and its subsidiaries and for providing such additional financial support in connection with the CNA Credit Facility, and to induce CUCC to proceed to provide such additional financial support in connection with the Postabank Credit Facility, the Company is willing
(i) concurrently with the execution of this Agreement, to amend each of the Warrant and the First Stock Option Agreement to extend the exercise periods of the Warrant, the Two-Year Option, the

Three-Year Option and the Four-Year Option to coincide with the exercise period of the Five-Year Option, (ii) to enter into this Agreement to grant to CUCC the option to purchase 875,850 additional shares of Common Stock, and (iii) to pay CUCC $750,000; and

         WHEREAS, the Company now desires to grant CUCC irrevocable options to purchase authorized but unissued shares of Common Stock of the Company, which stock options currently would amount to 875,850 shares of Common Stock, on the terms and conditions hereinafter set forth.

         NOW THEREFORE, in consideration of the premises, and intending to be legally bound hereby, the parties hereby agree as follows:

         1.  Grant of Additional Stock Options.

         (a) The Company hereby grants to CUCC the irrevocable option (the "Option") to purchase 875,850 shares of Common Stock (the
"Option Shares") at an initial purchase price of $12.75 per share
(subject to adjustment), payable either in cash or in exchange for evidences of indebtedness of the Company to CUCC, directly or through a subsidiary thereof, in an aggregate outstanding amount equal to the aggregate purchase price for such portion or all of the Option then being exercised. The Option may be exercised at any time and from time to time from the date hereof through September 12, 2000. Exercise of the Option may be in whole (at one time or in multiple parts aggregating the whole) or in part and shall be effectuated by delivering written notice of such exercise to the Company at any time and from time to time during such exercise period. Any and each such notice of exercise shall set forth the number of Option Shares to be acquired, the closing date, and the time and place of the closing.

         (b) The Company hereby acknowledges and agrees with CUCC that the Option Shares acquired by CUCC pursuant to exercise of the Option are and shall be "Registrable Securities," as such term is defined in that certain Registration Agreement dated as of May 31, 1995, by and between the Company and CUCC (the "Registration
Agreement"), and the terms and conditions of the Registration
Agreement shall apply to such Option Shares.

         2. Closing Date. The closing date with respect to the purchase of any of the Option Shares (the "Closing Date") shall be not less than three nor more than ten days after the date any notice of exercise with respect to the Option is given unless a waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act"), if applicable, has not expired and/or all necessary approvals, if any, applicable to such exercise of the Option pursuant to such exercise notice have not been obtained, in which case the Closing Date shall be not more than ten days after the last to occur of such waiting period expiration or the obtaining of the last such approval. In addition, in the event that, after any notice of exercise with respect to the Option is given, any preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such exercise of the Option is entered, the Closing Date shall be extended until ten days after the date such order is dissolved or otherwise ceases to be in effect. On the Closing Date, the aggregate purchase price for the Option Shares that are the subject of the exercise notice shall be delivered to the Company and the Company shall issue and deliver one or more certificates evidencing such Option Shares, and registered in such manner as the holder of the Option shall direct.

         3. Changes in the Option Shares; Anti-Dilution Provisions; Purchase Price Reset.

         (a) For all purposes of this Agreement, the Option Shares shall mean the Option Shares as if presently outstanding and all securities or other consideration issued or exchanged with respect to the Option Shares on any recapitalization, reclassification, merger, consolidation, share exchange, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of the Company or any other change in its capital structure.

         (b) Anti-Dilution Provisions. The respective purchase price per Option Share from time to time in effect under this Agreement, and the number and character of HTCC securities covered hereby, shall be subject to adjustment from time to time in certain instances hereinafter set forth. The term "Purchase Price" shall mean the initial purchase price per share for the Option originally set forth in this Agreement or any price resulting from adjustments pursuant to the terms hereof. The number of Option Shares purchasable upon the exercise of the Option and the Purchase Price shall be subject to adjustment as follows:

                  (i) In case the Company shall at any time after the date of execution of this Agreement (A) declare or pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock to holders of Common Stock, (B) subdivide its outstanding shares of Common Stock, (C) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (D) issue any shares of its capital stock in a reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing entity), the number of Option Shares purchasable upon exercise of the Option immediately prior thereto shall be adjusted so that the holder of the Option shall be entitled to receive the kind and number of Option Shares or other securities of the Company which he would have owned or have been entitled to receive after the happening of any of the events described above, had the Option been exercised immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this paragraph (i) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

                  (ii) In case the Company shall issue rights, options or warrants to all holders of its outstanding Common Stock entitling them (for a period of within 45 days after the record date mentioned below) to subscribe for or purchase shares of Common Stock at a price per share which is lower at the record date mentioned below than the Base Value per share of Common Stock (as defined in paragraph (v) below), the number of Option Shares then purchasable upon exercise of the Option shall be determined by multiplying the number of Option Shares then purchasable upon exercise of the Option by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding on the date of issuance of such rights, options or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the denominator shall be the number of shares of Common Stock outstanding on the date of issuance of such rights, options or warrants plus the number of shares which the aggregate offering price of the total number of shares of Common Stock so offered would purchase at the Base Value per share of Common Stock at such record date. Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

                  (iii) In case the Company shall distribute to all holders of its shares of Common Stock evidences of its indebtedness or assets (including cash dividends or other distributions in an amount in excess of 25% of consolidated earnings or earned surplus legally available for payment of dividends at the time of the declaration of any such dividend or distribution payable out of consolidated earnings or earned surplus, but excluding dividends or distributions payable in stock for which adjustment is made pursuant to paragraph (i) above or in the paragraph immediately following this paragraph) or rights, options or warrants, or convertible or exchangeable securities containing the right to subscribe for or purchase shares of Common Stock (excluding those referred to in paragraph (ii) above), then in each case the number of Option Shares thereafter purchasable upon the exercise of the Option shall be determined by multiplying the number of Option Shares theretofore purchasable upon the exercise of the Option by a fraction, of which the numerator shall be the then current market price per share of Common Stock (as defined in paragraph (v) below) on the last trading date preceding the ex-dividend date with respect to such distribution, and of which the denominator shall be such market price per share of Common Stock less then fair value (as reasonably determined by the Board of Directors of the Company in good faith, whose determination shall be conclusive) of the portion of the assets or evidences of indebtedness so distributed or of such subscription rights, options or warrants, or of such convertible or exchangeable securities applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made, and shall become effective on the date of distribution retroactive to the record date for the determination of shareholders entitled to receive such distribution.

                  In the event of a distribution by the Company to all holders of its shares of Common Stock of stock of a subsidiary or securities convertible into or exercisable for such stock, then in lieu of an adjustment in the number of Option Shares purchasable upon the exercise of the Option, the holder of the Option, upon the exercise thereof at any time after such distribution, shall be entitled to receive from the Company, such subsidiary or both, as the Company shall reasonably determine, the stock or other securities to which such holder would have been entitled if such holder had exercised the Option immediately prior thereto, all subject to further adjustment as provided in this subsection (b); provided, however, that no adjustment in respect of dividends or interest on such stock or other securities shall be made during the term of the Option or upon the exercise of the Option other than an adjustment which would be required pursuant to this Agreement.

                  (iv) In case the Company shall issue shares of Common Stock or rights, options or warrants containing the right to subscribe for or purchase shares of Common Stock or securities convertible into Common Stock (including amendments and modifications to the price, nature or number of any existing rights, options or warrants containing the right to subscribe for or purchase shares of Common Stock or securities convertible into Common Stock other than due to reset, anti-dilution or adjustment rights presently contained therein, and excluding (A) shares, rights, options, warrants or convertible securities issued in any of the transactions described in paragraphs (i), (ii) or (iii) above, (B) shares of Common
         Stock issued upon any exercise of any options or warrants to purchase shares of Common Stock granted to CUCC or any affiliate thereof or (C) securities issued in exchange for or on exercise or conversion of any rights, options or warrants described in this paragraph (iv)) for a price per share of Common Stock, in the case of the issuance of Common Stock, or for the price per share of Common Stock initially deliverable upon conversion or exchange of such securities, less than the Base Value per share of Common Stock (as defined in paragraph
         (v) below) on the date the Company fixed the offering, conversion or exchange price of such additional shares, the number of Option Shares thereafter purchasable upon the exercise of the Option shall be determined by multiplying the number of Option Shares theretofore purchasable upon exercise of the Option by a fraction, of which the numerator shall be the number of shares of Common Stock so outstanding on such date plus the aggregate number of shares of Common Stock so issued or offered for subscription or purchase, and of which the denominator shall be the number of shares of Common Stock outstanding on such date plus the number of shares which the aggregate offering price of the total number of shares of Common Stock so issued or offered would purchase at the Base Value per share of Common Stock at such record date. Such adjustment shall be made whenever such shares, rights, options, or warrants are issued or so amended or modified, and shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

                  (v)  For the purpose of any computation under paragraphs
         (ii), (iii) and (iv) of this subsection (b), "Base Value per share of Common Stock" at any date means the greater of (A) the current market price per share of Common Stock on such date (computed as described below) or (B) the Purchase Price in effect on such date. The current market price per share of Common Stock at any date shall be the average of the daily closing prices for 20 consecutive trading days commencing 30 trading days before the date of such computation. The closing price for each day shall be the last such reported sales price regular way or, in case no such reported sale takes place on such day, the average of the closing bid and asked prices regular way for such day, in each case on the principal national securities exchange or in the NASDAQ/NMS to which the shares of Common Stock are listed or admitted to trading or, if not listed or admitted to trading, the average of the closing bid and asked prices of the Common Stock quoted on NASDAQ/NMS or any comparable system. In the absence of one or more such quotations, the Company shall determine the current market price on the basis of such quotations as it considers reasonably appropriate.

                  (vi) No adjustment in the number of Option Shares purchasable hereunder shall be required unless such adjustment would result in an increase or decrease of at least one percent of the Purchase Price; provided, however, that any adjustments which by reason of this paragraph (vi) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations shall be made to the nearest cent or to the nearest one-thousandth of a share, as the case may be.

                  (vii) Whenever the number of Option Shares purchasable upon the exercise of the Option is adjusted, as herein provided, the Purchase Price payable upon exercise of each the Option shall be adjusted by multiplying the appropriate
         Purchase Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Option Shares purchasable upon the exercise of the applicable the Option immediately prior to such adjustment, and of which the denominator shall be the number of such Option Shares purchasable thereunder immediately thereafter.

                  (viii) No adjustment in the number of Option Shares purchasable upon the exercise of the Option need be made under paragraphs (ii), (iii) or (iv) of this subsection (b) if the Company issues or distributes to the holder of the Option the shares, rights, options, warrants, or convertible or exchangeable securities, or the evidences of indebtedness or assets referred to in those paragraphs which the holder of the Option would have been entitled to receive had the Option been exercised prior to the happening of such event or the record date with respect thereto. No adjustment in the number of Option Shares purchasable upon the exercise of the Option need be made for sales or issuances of Common Stock or rights, options or warrants to purchase Common Stock pursuant to (A) a Company plan for Company shareholders generally for reinvestment of dividends, (B) rights, options or warrants, or convertible or exchangeable securities or agreements to issue rights, options or warrants or convertible or exchangeable securities, outstanding on the date hereof and not subsequently modified or amended in any manner that would otherwise cause the number of Option Shares to be adjusted hereunder, or (C) options for the purchase of Common Stock granted by the Company from time to time pursuant to its employee stock option plans approved by Company stockholders, with such number of shares subject to adjustment as provided in the plans.

                  (ix) For the purpose of this subsection (b), the term "shares of Common Stock" shall mean (A) the class of stock designated as the Common Stock of the Company at the date hereof, or (B) any other class(es) of stock resulting from successive changes or reclassifications of such shares consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to paragraph (i) above, the holder hereof shall become entitled to purchase any securities of the Company other than shares of Common Stock, thereafter the number of such other shares so purchasable upon exercise of the Option and the Purchase Price of such shares shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Option Shares contained in paragraphs (i) through (viii), inclusive, above, and to the extent appropriate the other provisions of this Agreement that are applicable, with respect to the Option Shares, shall apply on like terms to any such other securities.

                  (x) Upon the expiration of any rights, options, warrants or conversion or exchange privileges, if any thereof shall not have been exercised, the Purchase Price and the number of shares of Common Stock purchasable upon the exercise of the Option shall, upon such expiration, be readjusted and shall thereafter be such as they would have been had they been originally adjusted (or had the original adjustment not been required, as the case may be) as if (A) the only shares of

         Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion or exchange privileges and (B) such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the aggregate consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants or conversion or exchange privileges whether or not exercised; provided, however, that no such readjustment shall have the effect of increasing the Purchase Price or decreasing the number of shares of Common Stock purchasable upon the exercise of the Option by an amount in excess of the amount of the adjustment initially made in respect to the issuance, sale or grant of such rights, options, warrants or conversion or exchange privilege.

                  (c) Rights Upon Certain Corporate Transactions. If, prior to the expiration of the Option by exercise or by its terms, the Company shall be recapitalized by reclassifying its outstanding
Common Stock into shares with a different par value or by changing its outstanding Common Stock with par value to shares without par value, or the Company or a successor corporation shall consolidate or merge with or convey all or substantially all of its or of any successor corporation's property and assets to any other corporation or corporations, or the Company or a successor corporation or corporations shall distribute Common Stock or other assets pursuant to, without limitation, any spin-off, split-off, or other distribution of assets, the holder of the Option shall thereafter have the right to purchase, upon the basis and on the terms and conditions and during the time specified in this Agreement, in lieu of the Common Stock of the Company theretofore purchasable upon the exercise of the Option, such shares, securities or assets as may be issued or payable with respect to, or in exchange for, the number of share of Common Stock of the Company theretofore purchasable upon the exercise of the Option had the Option been exercised immediately prior to such recapitalization, consolidation, merger, conveyance or distribution.

                  (d) Rights Upon Liquidation. If, at any time while the Option shall remain unexpired and unexercised, the Company shall dissolve, liquidate or wind up its affairs, the holder of the Option may in connection with such event receive, upon exercise hereof, in lieu of each share of Common Stock of the Company which it would have been entitled to receive the same kind and amount of any securities or assets as may be issuable, distributable or payable upon any such dissolution, liquidation or winding up with respect to each share of Common Stock of the Company.

                  (e) Notice of Changes. In the event (i) the Company shall issue any shares of Common Stock, options or rights to subscribe for shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, or adjust or reset the conversion price of any such options, rights or convertible securities, or the nature or number thereof, other than pursuant to the terms thereof as in effect on the date of this Agreement, (ii) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend payable otherwise than in cash or any other distribution in respect of the Common Stock pursuant to, without limitation, any spin-off, split-off, or distribution of the Company's assets, (iii) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to subscribe for or purchase any shares of any class or to receive any other rights, (iv) of any classification, reclassification or other reorganization or recapitalization of the shares which the Company is authorized to issue, consolidation or merger of the Company with or into another corporation, or conveyance of all or substantially all of the assets of the Company, or (v) of the voluntary or involuntary dissolution, liquidation or winding up of the Company; then, and in such event, the Company shall mail to the holder of the Option a notice, at least ten (10) days prior to the record date for, or if no record date, then at least thirty (30) days prior to the date or expected date on which such event is to take place, stating the nature and relevant dates for such event, including the date or expected date, if any is to be fixed, as of which holders of Common
Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon, and a description of, such reclassification/reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up, as the case may be.

                  (f) Reduction of Purchase Price Below Par Value. As a condition precedent to the taking of any action which would cause an adjustment reducing the Purchase Price below then par value of the shares of Common Stock issuable upon exercise hereof, the Company will take such corporation action as may be necessary in order that it may validly and legally issue fully paid and nonassessable shares of such Common Stock at such adjusted Purchase
Price.

         4.  Representations and Warranties of the Company.  The
Company represents to CUCC as follows:

                  (a) The Company has the full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated here.
The execution, delivery and performance of this Agreement and the granting of the Option have been approved by all requisite corporate action on the part of the Company, and no further action is necessary to authorize such acts.

                  (b) This Agreement has been duly and validly executed and delivered by the Company, and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms;

                  (c) The authorized capital stock of the Company consists of (i) 25,000,000 shares of Common Stock of which, as of the date hereof, 4,171,626 are issued and outstanding and 4,742,540 shares are reserved for issuance upon the exercise of currently outstanding rights, warrants and options to purchase shares of Common Stock and the conversion of currently outstanding securities convertible into shares of Common Stock other than the Option, and
(ii) 5,000,000 shares of Preferred Stock, none of which are outstanding or reserved for issuance. There exist no liens, claims, options, preemptive rights, proxies, voting agreements, charges or encumbrances of whatever nature affecting the Option
Shares other than as provided in this Agreement;

                  (d) The execution and delivery of this Agreement and the performance of this Agreement by the Company will not (i) require the consent, waiver, approval, license or authorization of or any filing with any person or governmental authority (other than pursuant to the HSR Act), (ii) violate the certificate of incorporation, by-laws, or other organizational documents of the Company, (iii) with or without the giving of notice or the lapse of time or both, conflict with or result in a breach of any terms or provisions of, or constitute a default or give rise to a right of acceleration under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of Company under any indenture, mortgage, agreement, note or other instrument to which the Company is a party or by which its property is bound or (iv) violate any existing applicable law, rule, regulation, judgment, order or decree of any governmental authority or court having jurisdiction over Company or any of its property;

                  (e) Upon issuance by the Company of the Option Shares in accordance herewith, such shares of Common Stock will be duly and validly issued, fully paid and nonassessable and the holder of such Option Shares will have good title to such Option Shares, free and clear of all liens, claims, options, preemptive rights, proxies, voting agreements, charges or encumbrances of whatever nature affecting such Option Shares; and

                  (f) There exists no restriction on the Company's issuance and delivery of the Option Shares, nor is the Company required to obtain the approval of any person or governmental authority (other than to the extent required under the HSR Act) to effect the sale of the any of the Option Shares.

         5. Covenants of the Company. The Company covenants with CUCC that, during the term of this Agreement:

                  (a) The Company will cooperate with the holder of the Option in obtaining any regulatory or governmental approvals necessary in order to exercise the Option;

                  (b) The Company shall reserve and keep available from its authorized but unissued shares of its Common Stock or other capital stock as may be the subject of the Option such number of shares thereof as are issuable upon exercise of the Option, and shall not issue any such shares, or make any agreement, commitment or arrangement to issue any such shares, or issue any option, warrant or other security exercisable for or convertible into any such shares, other than the Option; and

                  (c) No fractional shares of Common Stock will be issued in connection with any purchase hereunder but in lieu of such fractional shares, the Company shall make a cash refund therefor equal in amount to the product of the applicable fraction multiplied by the Purchase Price then in effect and applicable to the Option Shares being purchased.

         6. Term. This Agreement shall be and remain in effect from the date hereof until September 12, 2001.

         7. Miscellaneous. Any shares of Common Stock purchased by the holder of the Option pursuant to this Agreement will be acquired for investment only and not with a view to any public distribution thereof, and such person will not offer, sell or otherwise dispose of such shares so acquired by it in violation of the registration requirements of the Securities Act of 1933, as amended, or any applicable state securities laws.

         8. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and shall be deemed to have been duly given on the next business day after the same is sent, if delivered personally or sent by telecopy or overnight delivery, or five calendar days after the same is sent, if sent by registered or certified mail, return receipt requested, postage prepaid, as set forth below, or to such other persons or addresses as may be designated in writing in accordance with the terms hereof by the party to receive such notice.

                  (a)      If to CUCC, to:

                           CU CapitalCorp.
                           c/o Citizens Utilities Company
                           High Ridge Park
                           Stamford, CT 06905
                           Facsimile No.: 203/329-4651
                           Attn:  General Counsel

                           with a required copy to:

                           Fleischman and Walsh, L.L.P.
                           1400 Sixteenth Street, N.W.
                           Washington, D.C.  20036
                           Facsimile No.:  202/745-0916
                           Attn:  Jeffry L. Hardin

                  (b)      If to the Company, to:

                           Hungary Telephone and Cable Corp.
                           100 First Stamford Place
                           Stamford, CT  06902
                           Facsimile No.:  203/348-0128

                           Attention:  General Counsel

         9. Specific Enforcement. The Company acknowledges that the holder of the Option would be irrevocably damaged in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the holder of the Option shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and specifically to enforce this Agreement and the terms and provisions thereof in addition to any other remedy to which the holder of the Option may be entitled at law or in equity.

         10. Expenses. Except as otherwise provided herein, all fees and expenses incurred by the Company, and all sales, transfer or other similar taxes payable in connection with this Agreement
(including, but not limited to, any transfer taxes payable in connection with the sale of the Option Shares), will be borne by the Company, and all fees and expenses incurred by CUCC in connection with this Agreement will be borne by CUCC.

         11. Brokerage. CUCC and the Company each represents and warrants to the other that neither it nor any of its affiliates has entered into or will enter into any contract, agreement, arrangement or understanding with any person or firm which will result in the obligation of the other to pay any finder's fee, brokerage commission or similar payment in connection with this Agreement, the Option or the transaction contemplated hereby. CUCC and the Company each agrees to indemnify and hold the other harmless from and against any and all claims or liabilities for finder's fees, brokerage commissions or similar payments incurred by reason of any action taken by it or its affiliates.

         12. Counterparts. This Agreement may be executed in one or more counterparts, and each of such counterparts shall for all purposes be deemed to be an original, but all such counterparts together shall constitute but one instrument.

         13. Assignment. No party hereto shall assign its rights and obligations under this Agreement or any part thereof, nor shall any party assign or delegate any of its rights or duties hereunder without the prior written consent of the other party, and any assignment made without such consent shall be void; provided, that the rights and obligations of CUCC hereunder may be assigned to and assumed by a subsidiary of CUCC. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

         14. Governing Law; Forum; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflict of laws thereof. Each of the parties to this Agreement hereby irrevocably and unconditionally (i) consent to submit to the exclusive jurisdiction of the courts of the State of Delaware for any proceeding arising in connection with this Agreement (and each such party agrees not to commence any such proceeding, except in such courts), (ii) to the extent such party is not a resident of the State of Delaware, agrees to appoint an agent in the State of Delaware as such party's agent for acceptance of legal process in any such proceeding against such party with the same legal force and validity as if served upon such party personally within the State of Delaware, and to notify promptly each other party hereto of the name and address of such agent,
(iii) waives any objection to the laying of venue of any such proceeding in the courts of the State of Delaware, and (iv) waives, and agrees not to plead or to make, any claim that any such proceeding brought in any court of the State of Delaware has been brought in an improper or otherwise inconvenient forum.

         15. Further Assurance. If the holder of the Option shall exercise the Option in accordance with the terms of this Agreement, from time to time and without additional consideration, then the Company will execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as the holder of the Option may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Third Stock Option Agreement on the date first written.


ATTEST:                                     HUNGARIAN TELEPHONE AND CABLE CORP.



By:/s/ Richard P. Halka                     By:/s/ James G. Morrison
   --------------------                        ---------------------------
   Richard P. Halka                                James G. Morrison
   Controller                                      Chief Executive Officer



                                            CU CAPITALCORP.


                                            By:/s/ Charles J. Weiss
                                               --------------------------
                                                   Charles J. Weiss
                                                   Authorized Signatory










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